UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2012

Commission File Number: 000-29008

Renewable Energy Trade Board Corporation

(Exact name of registrant as specified in its charter)

Unit 1010-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Renewable Energy Trade Board Corporation

Financial Results Announcement

For the six months ended June 30, 2012 (unaudited)

HONG KONG, December 20, 2012, Renewable Energy Trade Board Corporation (formerly known as China Technology Development Group Corporation) (NASDAQ:EBOD) (the “Company”, the “Group”, “us”, or “our”) announced today its unaudited consolidated financial results for the six months period ended June 30, 2012.

Revenues increased from Rmb8,215,000 in the six months ended June 30, 2011 (“First Half 2011”) to Rmb10,771,000 in the six months ended June 30, 2012 (“First Half 2012”). This increase was primarily due to an increase in the volume of sales of crystalline solar modules in China. The increase in sales was partially offset by a reduction in the market selling price.

Cost of sales increased from Rmb8,728,000 in the First Half 2011 to Rmb12,231,000 in the First Half 2012. This increase was primarily due to an increase in sales volume of crystalline solar modules in the First Half 2012.

Gross margin was negative Rmb1,460,000 in the First Half 2012, or negative 11.9% on cost of revenues. Gross margin was negative 5.9% on cost of revenues in the First Half 2011. Our management believes that the negative gross margin in the First Half 2012 and the First Half 2011 were primarily due to low selling prices in the market.

Selling expenses decreased by Rmb963,000, or 71.39%, from Rmb1,349,000 in the First Half 2011 to Rmb386,000 in the First Half 2012. This decrease was primarily due to:

•	Rmb761,000 in exhibition expense in First Half 2011, which were not incurred in First Half 2012.

•	Rmb167,000 in goods freight and transportation fees in First Half 2011, which were not incurred in First Half 2012.

General and administrative expenses (“G&A expenses”) decreased by Rmb3,159,000, or 21.37%, from Rmb14,779,000 in the First Half 2011 to Rmb11,620,000 in the First Half 2012. This decrease was primarily due to a combination of the following factors:

•

a Rmb2,968,000, or 30.92%, decrease in salaries and staff welfare expenses, which resulted mainly from a Rmb3,203,000 reduction of stock-based compensation recognized (recognized over the period during which employees were required to provide service, known as the requisite service period, usually the vesting period, in exchange for the award.) This decrease was partially offset by the inclusion of salary of Rmb344,000 for staff of our European office in First Half 2012;

•

a Rmb281,000 decrease in overseas travel expenses, resulting from less staff travelling to work in Europe, since the staff were recruited to work in our European office commencing in the fourth quarter of 2011;

•

a Rmb250,000 decrease in depreciation expense. This was mainly due to exclusion of depreciation expense of China Merchants Zhangzhou Development Zone Trendar Solar Tech Ltd (“Trendar Solar”) and China Merchants Zhangzhou Development Zone Broad Shine Solar Technology Ltd (“Broad Shine”) for 3 months from April to June in 2012, compared with 6 months from Jan to June in 2011; and

•	a Rmb486,000 decrease in other expenses, including reduction of office supplies, printing, Internet, press release, motor vehicle and mobile charges.

partially offset by

•

a Rmb1,483,000 increase in legal and other professional fees. This increase was mainly because that (i) in First Half 2011, legal and other professional fees included income of Rmb599,000, related to decrease in fair value of certain stock options granted to certain individual consultants for services such as business development consulting, merger and acquisition advisory and provision of other corporate financing initiatives and we had no such income in First Half 2012; (ii) in First Half 2011, legal and other professional fees also included a write back of Rmb613,000 as income relating to the write-back of long outstanding unclaimed payable balances; and (3) in First Half 2012, professional fees included business valuation fees of Rmb107,000.

Other income (expense). Other expense for the First Half 2012 mainly represented Rmb20,700,000 of loss on the disposal of a subsidiary, Rmb6,289,000 of impairment on available-for-sale securities, Rmb2,672,000 of change in fair value of trading securities, and Rmb699,000 of net loss in equity-method investment. Other income for the First Half 2012 mainly represented Rmb32,751,000 of gain on the deemed disposal of a subsidiary, Rmb1,745,000 of gain on sale of equity-method investment, Rmb310,000 of gain on disposal of trading securities, and Rmb218,000 of foreign exchange gain. Other expense for the First Half 2011 mainly represented Rmb3,257,000 of change in fair value of trading securities. Other income for the First Half 2011 mainly represented Rmb1,780,000 of change in fair value of warrant liabilities, Rmb759,000 of gain on the disposal of trading securities and Rmb211,000 of foreign exchange gain.

The Company reported a net loss of Rmb9,205,000 in the First Half 2012 as compared to a net loss of Rmb16,935,000 in the First Half 2011.

As of June 30, 2012, our cash and cash equivalents were Rmb39,766,000, representing an increase of Rmb34,416,000 from Rmb5,350,000 at the beginning of the year. The increase cash and cash equivalents compared to December 31 2011 was primarily due to the combined effects of the disposal of available-for-sale and trading securities, proceeds from the sale of an equity-method investment and net cash inflow from operating activities, such as reduction of inventory, capital contribution from non-controlling interest, and overdraft from a security account, which was partially offset by a purchase of securities.

Going Concern

The Company believes that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations for the 12 months following June 30, 2012 based on the following:

•	positive operating cash flows are expected to be generated from the profitable manufacturing and sale of solar modules;

•	potential sale in the open market of available for sale and trading securities with ending carrying amounts of approximately Rmb30.12 million as of June 30, 2012; and

•	tight controls exercised by the Company’s Board of Directors on timing and magnitude of cash outlays for investments initiatives.

The unaudited consolidated financial statements as of June 30, 2012 have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

Changes in the Group structure and shareholding in subsidiaries

On January 15, 2012, the Company internally transferred the entire equity interest of Faster Assets Limited, a direct wholly-owned subsidiary of the Company, to Sinofield Group Limited (“Sinofield”, an indirect wholly-owned subsidiary of the Company). Then Faster Assets Limited further transferred the entire equity interest of Broad Shine, its direct wholly owned subsidiary, to Trendar Solar, a direct wholly-owned subsidiary of Sinofield. Subsequent to these transfers, on February 20, 2012, Beijing Yin Bao Hong Di Equity Investment Management Centre, an independent third party, entered into an investment agreement with Sinofield and Trendar Solar to invest HKD5.5 million in cash into Trendar Solar so that it would own an 8.4% of the then enlarged share capital of Trendar Solar. As a result, the Company’s indirect shareholding in Trendar Solar has been diluted from 100% to 91.6%.

On January 16 2012, the Company entered into a three-year cooperation framework agreement (the “Framework Agreement”) with GCL-Poly Investment Limited (“GCL-Poly”), China Merchants New Energy Group Limited (“CMNE”), and Sinofield to cooperate on the development of roof-top solar projects in the United States and China. Based on the provisions of the Framework Agreement, CMNE and Sinofield entered into a definitive subscription agreement on March 27, 2012, pursuant to which CMNE subscribed for 220 newly issued ordinary shares of Sinofield, representing 68.75% of the equity interests in Sinofield in consideration of transferring CMNE’s entire interest in China Technology New Energy limited (“CTNE”) to Sinofield. CTNE holds exclusive rights to develop at least 180 MW roof-top solar plants in China. This transaction was consummated on April 2, 2012. As a result, CMNE became a substantial shareholder of Sinofield. The Company owned a 31.25% equity interest in Sinofield and Sinofield accounted for an equity-method investment of the Company after this transaction. In connection with this transaction, CTNE became a wholly-owned subsidiary of Sinofield and Sinofield changed its name to China Merchants New Energy Holdings Limited (“CMNEH”). The execution copy of the subscription agreement dated March 27, 2012 was filed with the SEC as an exhibit to our report on Form 6-K dated March 28, 2012 (File No. 000-29008).

In furtherance to the Framework Agreement, on April 19, 2012, CMNEH entered into a subscription agreement with GCL-Poly Investment Limited (“GCL-Poly Investment”, a third party), pursuant to which GCL-Poly Investment agreed to subscribe and purchase 80 newly issued ordinary shares of CMNEH in consideration for HKD48 million in cash. On April 30, 2012, the transactions contemplated under the subscription agreement were consummated and GCL-Poly Investment and CMNE became a 20% shareholder and a 55% shareholder, respectively, of CMNEH. As a result, the shareholding of the Company in CMNEH was diluted from 31.25% to 25%. As contemplated by the subscription agreement, the Company, as an indirect shareholder of CMNEH, has settled certain non-trade payables in a total amount of approximately Rmb24 million by way of equity investment into CMNEH group upon the completion on April 30, 2012.

On May 14, 2012, China Green Holdings Limited (“CGHL”), a wholly owned subsidiary of the Company, entered into a sale and purchase Agreement with Hyatt Servicing Limited (“Hyatt”), pursuant to which Hyatt agreed to purchase 24 issued ordinary shares of CMNEH from CGHL, in consideration of HKD14,400,000 in cash. Also on May 14, 2012, CGHL entered into another sale and purchase agreement (“the Agreement’) with Profit Icon Investments Limited (“Profit Icon”), a wholly-owned subsidiary of Goldpoly New Energy Holdings Limited (“Goldpoly”)whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, pursuant to which, Profit Icon agreed to purchase 36 issued ordinary shares of CMNEH from CGHL, in consideration for HKD21,600,000 which was satisfied by the allotment and issue of 22,905,621 newly issued ordinary shares of Goldpoly at a price of HKD0.943 per share. The transaction was closed on May 23, 2012. As a result of the share transfers, Hyatt and Profit Icon became a 6% shareholder and a 9% shareholder, respectively, of CMNEH . As a result, the shareholding of the Company in CMNEH decreased from 25% to 10%.

On June 19, 2012, CMNEH entered into a subscription agreement with Talesun Solar Hong Kong Limited (“Talesun”), pursuant to which Talesun agreed to subscribe 40 newly issued ordinary shares of CMNEH in consideration for HKD50,000,000 in cash. The transaction was closed on June 29, 2012. As a result, Talesun became a 9.09% shareholder of CMNEH and the shareholding of the Company in CMNEH was further diluted from 10% to 9.09%.

On August 9, 2012, the board of directors of CMNEH implemented a stock division with a ratio of 1-for-100 and a capitalization issue and allotment of the shares to all its existing shareholders. On the same date, CMNEH issued and allotted a total of 25,000,000 ordinary shares of a par value US$0.01 each (“Incentive Shares”) to Sino Arena Investments Limited, a trustee company, pursuant to an adopted equity incentive scheme for the directors, employees and consultants of CMNEH. As a result, the Company’s shareholding in CMNEH was diluted from 9.09% to 8.69%.

RENEWABLE ENERGY TRADE BOARD CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for per share and share data)

For the six months ended June 30, 2011 and 2012

	June 30, 2011	June 30, 2012	June 30, 2012
	Rmb	Rmb	US$
Revenues	8,215	10,771	1,695
Cost of sales	(8,728)	(12,231)	(1,925)

Gross loss	(513)	(1,460)	(230)

Research and development expenses	(38)	(13)	(2)
Selling expenses	(1,349)	(386)	(61)
General and administrative expenses	(14,779)	(11,620)	(1,828)

Operating loss	(16,679)	(13,479)	(2,121)

Other income (expense):
Interest income	4	10	2
Finance costs	—	(190)	(30)
Dividend income from available-for-sale securities	—	8	1
Loss on disposal of available-for-sale securities	(25)	—	—
Gain on disposal of trading securities	759	310	49
Impairment on available-for-sale securities	—	(6,289)	(990)
Change in fair value of warrants liabilities (Note (d))	1,780	(31)	(5)
Change in fair value of trading securities	(3,257)	(2,672)	(420)
Exchange gain, net	211	218	34
Loss on disposal of subsidiary	—	(20,700)	(3,257)
Gain on deemed disposal of a group of subsidiaries (Note (g))	—	32,751	5,153
Gain on sale of equity-method investment (Note (g))	—	1,745	275
Others, net	(113)	(545)	(86)

Loss before income tax expenses and equity in net loss of affiliates	(17,320)	(8,864)	(1,395)
Net loss in equity-method investment	—	(699)	(110)

Loss before income tax expenses	(17,320)	(9,563)	(1,505)
Income tax credits (Note (j))	385	358	56

Net loss for the period	(16,935)	(9,205)	(1,449)

Other comprehensive loss
Net unrealized loss on available-for-sale securities	(2,113)	84	14
Translation adjustment	(1,249)	(33)	(6)

Total comprehensive loss for the period	(20,297)	(9,154)	(1,441)

Net loss per share (Note (e))
-Basic and dilutive	(7.5)	(4.1)	(0.64)

Weighted average common stock
-Basic and dilutive*	2,248,870	2,249,854	2,249,854

*	The amounts included give retroactive effect to the 1-for-10 reverse split of the Company’s common stock completed on October 24, 2012.

The accompanying notes are an integral part of these unaudited consolidated financial statements

RENEWABLE ENERGY TRADE BOARD CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share data)

	December 31, 2011	June 30, 2012	June 30, 2012
	Rmb	Rmb	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,350	39,766	6,257
Trading securities (Note (i))	5,635	6,983	1,099
Available-for-sale securities (Note (f) and (i))	11,162	23,138	3,641
Trade accounts receivable, net of Rmb3,243 allowance for doubtful accounts as of December 31, 2011 and June 30, 2012, respectively	46,518	99,776	15,700
Inventories	119,665	13,316	2,095
Value added tax and business tax recoverable	29,474	841	132
Due from related parties	2,346	10,266	1,615
Prepaid expenses and other current assets	2,353	1,828	288

TOTAL CURRENT ASSETS	222,503	195,914	30,827

Prepayment for land use right	4,130	—	—
Property, plant and equipment, net	27,982	3,554	559
Intangible assets	10,326	9,008	1,417
Goodwill	4,859	4,859	765
Equity-method investment	—	20,678	3,254

TOTAL ASSETS	269,800	234,013	36,822

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade and other payables	161,061	125,976	19,822
Accrued professional fees	3,047	926	146
Income tax payable	30	—	—
Due to related parties	12,842	41,223	6,487
Overdraft from security account	—	4,101	645
Warrant liabilities (Note (d) and (i))	84	115	18
Government subsidies	600	600	94
Other liabilities and accrued expenses	28,652	7,257	1,142

TOTAL CURRENT LIABILITIES	206,316	180,198	28,354

Deferred tax liabilities-non-current	4,664	2,252	354

TOTAL LIABILITIES	210,980	182,450	28,708

SHAREHOLDERS’ EQUITY
Common stock, (US$0.1 par value; 400,000,000 shares authorized; Shares issued and outstanding 2,249,854 as of December 31, 2011 and June 30, 2012)*	1,675	1,675	264
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized; Shares issued and outstanding 1,000,000, as of December 31, 2011 and June 30, 2012)	77	77	12
Additional paid-in capital	556,227	555,890	87,471
Accumulated deficit	(484,050)	(491,021)	(77,264)
Accumulated other comprehensive loss	(15,109)	(15,058)	(2,369)

TOTAL SHAREHOLDERS’ EQUITY	58,820	51,563	8,114

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	269,800	234,013	36,822

*	The amounts included give retroactive effect to the 1-for-10 reverse split of the Company’s common stock completed on October 24, 2012.

The accompanying notes are an integral part of these unaudited consolidated financial statements

RENEWABLE ENERGY TRADE BOARD CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

For the six months ended June 30, 2011 and 2012

	2011	2012	2012
	Rmb	Rmb	US$
Cash flows from operating activities
Net loss	(16,935)	(9,205)	(1,449)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities
Stock-based compensation	4,487	1,897	299
Amortization of intangible assets	1,319	1,318	207
Amortization of long-term prepayment for land use right	45	—	—
Depreciation	1,615	1,283	201
Loss on disposal of available-for-sale securities	25	—	—
Gain on disposal of trading securities	(759)	(310)	(49)
Change in fair value on trading securities	3,257	2,672	420
Change in fair value of warrants liabilities	(1,780)	31	5
Gain on sale of equity-method investment	—	(1,745)	(275)
Net loss in equity-method investment	—	699	110
Loss on disposal of subsidiary	—	20,700	3,257
Gain on deemed disposal of subsidiary	—	(32,751)	(5,153)
Deferred tax benefit	(385)	(358)	(56)
Impairment on available-for-sale securities	—	6,289	990
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	8,300	(53,951)	(8,489)
(Increase)/Decrease in inventories	(13,591)	83,671	13,166
Decrease in due from related parties and other assets	14,949	(7)	(1)
(Increase)/Decrease in value added tax and business tax recoverable	(3,784)	12,984	2,043
Decrease in trade accounts payable	(2,826)	(720)	(113)
Decrease in other current liabilities	(5,530)	(2,674)	(421)
Increase in government subsidies	300	—	—
Increase/(Decrease) in due to related parties	1,657	(9,198)	(1,447)
Decrease in income taxes payable	(33)	—	—

Net cash (used in)/provided by operating activities	(9,669)	20,625	3,245

Cash flows from investing activities:
Proceeds from disposal of available-for-sale securities and trading securities	8,167	5,422	853
Purchase of available-for-sale securities and trading securities	(2,892)	(9,558)	(1,504)
Deemed disposal of interest in CMNEH	—	(2,146)	(338)
Purchase of property, plant and equipment	(47)	(45)	(7)
Proceeds from sales of equity-method investment	—	11,798	1,857

Net cash provided by investing activities	5,228	5,471	861

Cash flows from financing activities:
Capital contribution from non-controlling interest before deconsolidation of consolidated subsidiary	—	4,510	710
Proceeds from exercise of stock option	915	—	—
Overdraft from security account	1,730	4,101	645
Repayment of short term loan	(6,041)	—	—

Net cash provided by/(used in) financing activities	(3,396)	8,611	1,355

Effect of exchange rate changes on cash and cash equivalents	(510)	(291)	(46)

Net increase/(decrease) in cash and cash equivalents	(8,347)	34,416	5,415

Cash and cash equivalents at beginning of period	14,014	5,350	842

Cash and cash equivalents at end of period	5,667	39,766	6,257

Supplemental disclosure of cash flow information:

Interest paid	—	190	30

The accompanying notes are an integral part of these unaudited consolidated financial statements

RENEWABLE ENERGY TRADE BOARD CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

For the six months ended June 30, 2012

	Common Stock		Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated other comprehensive income (loss)	Non- Controlling interest	Total shareholders’ equity
	Share	Amount	Share	Amount
		Rmb		Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Balance at December 31, 2011 *	2,249,854	1,675	1,000,000	77	556,227	(484,050)	(15,109)	—	58,820
Stock based compensation	—	—	—	—	1,897	—	—	—	1,897
Changes in ownership interests in a subsidiary without losing control	—	—	—	—	2,186	90	—	2,234	4,510
Release of reserves upon completion of deemed disposal of interest in CMNEH	—	—	—	—	(4,420)	2,144	—	(2,234)	(4,510)
Net loss	—	—	—	—	—	(9,205)	—	—	(9,205)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	84	—	84
Translation adjustment	—	—	—	—	—	—	(33)	—	(33)

Total comprehensive loss for the period	—	—	—	—	—	—	—	—	(9,154)

Balance at June 30, 2012 *	2,249,854	1,675	1,000,000	77	555,890	(491,021)	(15,058)	—	51,563

Balance at June 30, 2012 (US$) (i)	2,249,854	264	1,000,000	12	87,471	(77,264)	(2,369)	—	8,114

*	The amounts included the retroactive effect resulting from the reverse stock split on October 24, 2012 that every ten shares of the Company’s issued and outstanding common stock will be converted automatically into one issued and outstanding common stock with par value per share increased from US$0.01 to US$0.1.

The accompanying notes are an integral part of these unaudited consolidated financial statements

Notes

(a) Basis of Preparation

The unaudited interim consolidated financial statements of the Group are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or US GAAP, for interim financial reporting. The interim financial statements should be read in conjunction with the Group’s annual financial statements and the accompanying notes for the years ended December 31, 2009, 2010 and 2011. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments which are necessary for a fair statement of the results for the interim periods presented. The results for the six months ended June 30, 2012 do not necessarily indicate the results expected for the full fiscal year or for any future period.

The financial information as of December 31, 2011 presented in the unaudited condensed financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2011. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements included in the Company’s Report on Form 20-F for the fiscal year ended December 31, 2011.

For the periods ended June 30, 2011 and 2012, the Group reported a net loss of approximately Rmb16.94 million and Rmb9.21 million respectively. For the period ended June 30, 2012, the Group reported net operating cash flow from operations of approximately Rmb20.63 million. The Company’s cash and cash equivalents balance at June 30, 2012 was Rmb39.77 million.

(b) Going Concern

The Company believes that the Group will be able to generate adequate cash flows to finance its operations and meet its cash obligations for the 12 months following June 30, 2012 based on the following:

•	positive operating cash flows are expected to be generated from the profitable manufacturing and sale of solar modules;

•	potential sale in the open market of available for sale and trading securities with ending carrying amounts of approximately Rmb30.12 million as of June 30, 2012; and

•	tight controls exercised by the Company’s Board of Directors on timing and magnitude of cash outlays for investments initiatives.

The unaudited consolidated financial statements as of June 30, 2012 have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

(c) New accounting standards

The Company has reviewed issued accounting pronouncements and plans to adopt those that are applicable to it. The Company does not expect the adoption of any other pronouncement to have an impact on its results of operations or financial position.

(d) Warrants and option rights

On September 23, 2008, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain investors for a private placement transaction. Pursuant to the SPA, the Company issued (i) 498,338 shares of common stock, (ii) 249,170 warrants to purchase common stock at an exercise price of US$6.00 per share (“Warrant A”) and (iii) 1,277,136 warrants to purchase common stock at an exercise price of US$0.01 per share (“Warrant B”) for a total net cash proceeds of US$1,364,000.

According to ASC 815 (formerly contained in FAS133, EITF0019, EITF07-05), the Company determined that Warrant B was a liability instrument and further recorded its fair value at issuance as warrant liability in the consolidated balance sheet, and was subsequently carried at fair value. The remaining proceeds of the private placement were then recorded in the consolidated balance sheet between common stock and additional paid in capital based on the relative fair value of the common stock and the other related financial instruments associated with the issuance.

Since the adoption of ASC 815-40-15 on January 1, 2009, Warrant A and option rights were recognized as liabilities and are carried at fair value at each reporting date with changes in fair value being recorded in the statements of operations.

(e) Net loss per share

Net loss per share is calculated based on the weighted average number of shares of common stock issued and, as appropriate, diluted shares of common stock equivalents outstanding for each of the relevant periods and the related loss amount. The number of incremental shares from assumed exercise of stock options, stock purchase warrants, warrants, and option rights have been determined using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase common stock using the average fair value of those periods.

Increase in number of shares caused by warrants issued (note (d)) have been considered in the calculation of loss per share.

Basic and diluted net loss per share have been calculated in accordance with ASC 260 (formerly referred to SFAS No. 128 “Earnings per Share”), for the six months period ended June 30, 2011 and 2012 as follows:

	Period ended June 30,
	2011	2012
	Rmb	Rmb
	(Amounts expressed in thousands, except per share data)
Net loss for the period attributable to the shareholders of the Company	(16,935)	(9,205)
Weighted-average shares used in computing basic and diluted net loss per share *	2,248,870	2,249,854

Net loss per share
—Basic and diluted	(7.5)	(4.1)

For the six months ended June 30, 2011 and 2012, the number of shares used in the calculation of diluted net loss per share is equal to the number of shares used to calculate basic loss per share as the incremental effect of share options, stock purchase warrants, warrants, options and convertible note would be anti-dilutive. The weighted average number ordinary share equivalent of stock options, stock purchase warrants, convertible note and warrants which have not been included in the calculation of diluted net loss per share for the six months ended June 30, 2011 and 2012 were approximately 6,993,000 and 6,802,000 respectively.

*	The amounts included give retroactive effect to the 1-for-10 reverse split of the Company’s common stock completed on October 24, 2012.

(f) Available-for-sale securities

The available-for-sale securities as of December 31, 2011 and June 30, 2012 were Hong Kong marketable equity securities.

The following is a summary of available-for-sale securities:

	December 31, 2011	June 30, 2012
	Rmb	Rmb
Cost of available-for-sale securities	30,908	49,068
Impairment	(15,411)	(21,700)
Unrecognized loss	(4,335)	(4,230)

Fair value of available-for-sale securities	11,162	23,138

(g) Equity-method investment

Affiliated companies, in which the Company has significant influence, but not control, are accounted for equity-method investment. Equity-method investment adjustments include the Company’s proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, adjustments to recognize certain differences between the Company’s carrying value and the Company’s equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Gain or losses are realized when such investments are sold.

Equity-method investment are accounted for by equity method of accounting, and consist of the following:

	December 31, 2011	June 30, 2012
	Rmb	Rmb
China Merchants New Energy Holdings Limited (“CMNEH”)	—	20,678

(g) Equity-method investment (continued)

On January 16, 2012, the Company entered into a three-year cooperation framework agreement (the “Framework Agreement”) with GCL-Poly, CMNE, and Sinofield to cooperate on the development of roof-top solar projects in the United States and China. Based on the provisions of the Framework Agreement, CMNE and Sinofield entered into a definitive subscription agreement on March 27, 2012, pursuant to which CMNE subscribed for 220 newly issued ordinary shares of Sinofield, representing 68.75% of the equity interests in Sinofield in consideration of transferring CMNE’s entire interest in China Technology New Energy limited (“CTNE”) to Sinofield. CTNE holds exclusive rights to develop at least 180 MW roof-top solar plants in China. This transaction was consummated on April 2, 2012. As a result, CMNE became a substantial shareholder of Sinofield. The Company owned 31.25% of equity interest in Sinofield and Investment in Sinofield remained as an equity-method investment of the Company after this transaction. In connection with this transaction, CTNE became a wholly-owned subsidiary of Sinofield and Sinofield changed its name to China Merchants New Energy Holdings Limited (“CMNEH”). The execution copy of the subscription agreement dated March 27, 2012 was filed with the SEC as an exhibit to our report on Form 6-K dated March 28, 20120 (File No. 000-29008).

In furtherance to the Framework Agreement, on April 19, 2012, CMNEH entered into a subscription agreement with GCL-Poly Investment Limited (“GCL-Poly Investment”, a third party), pursuant to which GCL-Poly investment agreed to subscribe and purchase 80 newly issued ordinary shares of CMNEH in consideration for HKD48 million in cash. On April 30, 2012, the transactions contemplated under the subscription agreement were consummated and GCL-Poly Investment and CMNE became a 20% shareholder and 55% shareholder, respectively, of CMNEH. As a result, the shareholding of the Company in CMNEH was further reduced to 25%. As contemplated by the subscription agreement, the Company, as an indirect shareholder of CMNEH, has settled non-trade payables in a total amount of approximately Rmb24 million by way of equity investment into CMNEH group upon the completion on April 30, 2012.

On May 14, 2012, China Green Holdings Limited (“CGHL”), a wholly owned subsidiary of the Company, entered into a sale and purchase Agreement with Hyatt Servicing Limited (“Hyatt”), pursuant to which Hyatt agreed to purchase 24 issued ordinary shares of CMNEH from CGHL, in consideration for HKD14,400,000 in cash. Also on May 14, 2012, CGHL entered into another sale and purchase Agreement (“the Agreement’) with Profit Icon Investments Limited (“Profit Icon”), a wholly-owned subsidiary of Goldpoly New Energy Holdings Limited (“Goldpoly”) whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, pursuant to which, Profit Icon agreed to purchase 36 issued ordinary shares of CMNEH from CGHL, in consideration for HKD21,600,000 which was satisfied by the allotment and issue of 22,905,621 new ordinary shares of Goldpoly at a price of HKD0.943 per share. The transaction was closed on May 23, 2012. As a result of the share transfers, Hyatt and Profit Icon became a 6% shareholder and 9% shareholder, respectively, of CMNEH. The shareholding of the Company in CMNEH decreased from 25% to 10%.

On June 19, 2012, CMNEH entered into a subscription agreement with Talesun, pursuant to which Talesun agreed to subscribe 40 newly issued ordinary shares of CMNEH in consideration of HKD50,000,000 in cash. The transaction closed on June 29, 2012. As a result, Talesun became a 9.09% shareholder of CMNEH. The shareholding of the Company in CMNEH was further reduced to 9.09%.

The carrying amount of the equity-method investment represented the share of net assets value of the Company’s 9.09% equity interest in CMNEH as at June 29, 2012.

Change in Ownership in Previously Consolidated Subsidiary Results in Using the Equity Method of Accounting in the current Period

On February 20, 2012, Beijing Yin Bao Hong Di Equity Investment Management Centre, an independent third party, entered into an investment agreement with Sinofield and Trendar Solar to invest HK$5.5 million in cash into Trendar Solar so that it would own an 8.4% of the then enlarged share capital of Trendar Solar. As a result, the Company’s indirect shareholding in Trendar Solar has been diluted from 100% to 91.6%. The Company does not lose control to Trendar Solar and the transaction is accounted for equity transaction. Rmb2.234 million was recognized as non-controlling interest with the difference credited to the share premium.

On January 16, 2012, the Company entered into a three-year cooperation framework agreement (the “Framework Agreement”) with GCL-Poly, CMNE, and Sinofield to cooperate on the development of roof-top solar projects in the United States and China. Based on the provisions of the Framework Agreement, CMNE and Sinofield entered into a definitive subscription agreement on March 27, 2012, pursuant to which CMNE subscribed for 220 newly issued ordinary shares of Sinofield, representing 68.75% of the equity interests in Sinofield in consideration of transferring CMNE’s entire interest in China Technology New Energy limited (“CTNE”) to Sinofield. CTNE holds exclusive rights to develop at least 180 MW roof-top solar plants in China. This transaction was consummated on April 2, 2012. As a result, CMNE became a substantial shareholder of Sinofield. The Company owned a 31.25% equity interest in Sinofield and Sinofield has remained an associate of the Company after this transaction until the date of this report.

(g) Equity-method investment (continued)

Gain on deemed disposal of a group of subsidiaries	Rmb
Fair value of the 31.25% equity interest in CMNEH retained by the Group with fair value determined referenced by the consideration of the allotment of the 220 shares	48,651
Add:
Release of non-controlling interest	2,234
Less:
Net assets derecognized	(18,134)

Gain on the deemed disposal recognized in the consolidated statements of operations	32,751

On May 14, 2012, China Green Holdings Limited (“CGHL”), a wholly owned subsidiary of the Company, entered into a Sales sale and purchase Agreement with Hyatt Servicing Limited (“Hyatt”), pursuant to which Hyatt agreed to purchase 24 issued ordinary shares of CMNEH from CGHL, in consideration for HKD14,400,000 in cash. Also on May 14, 2012, CGHL entered into another sale and purchase agreement (“the Agreement’) with Profit Icon Investments Limited (“Profit Icon”), a wholly-owned subsidiary of Goldpoly New Energy Holdings Limited (“Goldpoly”) whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, pursuant to which, Profit Icon agreed to purchase 36 issued ordinary shares of CMNEH from CGHL, in consideration for HKD21,600,000 which was satisfied by the allotment and issue of 22,905,621 new ordinary shares of Goldpoly at a price of HKD0.943 per share.

Proceeds on the disposal of the 24 ordinary shares in the Sinofield Group on May 23, 2012 were HKD14,400,00, equivalent to Rmb11.80 million, satisfied by cash.

Proceeds on the disposal of the 36 ordinary shares in the Sinofield Group on May 23, 2012 were HKD21,600,000, equivalent to Rmb17.72 million, satisfied by the allotment and issue of 22,905,621 new shares of Goldpoly.

On June 19, 2012, CMNEH entered into a subscription agreement with Talesun, pursuant to which Talesun agreed to subscribe 40 newly issued ordinary shares of CMNEH in consideration for HKD50,000,000 in cash. The transaction closed on June 29, 2012. As a result, Talesun became a 9.09% shareholder of CMNEH. The shareholding of the Company in CMNEH was further diluted from 10% to 9.09%.

Gain on sale of equity-method investment	Rmb
Fair value of 9.09% equity interest in CMNEH held by the Company	20,678
Add:
Proceeds on the disposal	29,526
Shares of result of the equity method investment	699
Less:
Cost of the investment of 31.25% of the equity interest retained by the Company in CMNEH	(49,158)

Gain on sale of equity-method investment	1,745

(h) Segment information

The Company engages in the business of developing and manufacturing solar energy products, which we refer to as our Solar Energy Operations. The Solar Energy Operations is the sole business and segment of the Group.

Below represents summarized financial information for the Solar Energy Operations for the period ended June 30, 2012:

	Revenues	Operating loss	Total assets	Net identifiable assets	Depreciation and amortization	Capital expenditures
	Rmb	Rmb	Rmb	Rmb	Rmb	Rmb
Period ended June 30, 2012
Solar Energy Operations	10,771	(4,210)	166,260	1,014	2,571	45
Corporate*	—	(9,269)	67,753	50,549	30	—

Group	10,771	(13,479)	234,013	51,563	2,601	45

*	The details of corporate/unallocated items including mainly staff costs, legal and professional fees are as follows:

Period ended June 30, 2012
Rmb
Unallocated general and administrative expenses	(9,269)

Operating loss	(9,269)

Cash and cash equivalents	6,537
Trading securities	6,983
Available-for-sale securities	23,138
Due from related parties	9,569
Prepaid expenses and other assets	820
Property, plant and equipment	27
Investments in affiliates	20,678
Due to related parties	(10,119)
Overdraft from security account	(4,101)
Liabilities relating to warrants	(115)
Other liabilities	(2,868)

Net identifiable assets	50,549

The Group operates mainly in the PRC, and all long-lived assets are located in the PRC.

Segment assets consist primarily of cash and cash equivalents, inventories, trade accounts receivable, other assets and fixed assets. Segment liabilities comprise of operating liabilities.

(i) Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The following represents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and June 30, 2012, (the basis for that measurement):

Investment in Equity Securities

	Fair Value Measurement at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at December 31, 2011
	Rmb	Rmb	Rmb	Rmb
Trading securities	5,635	—	—	5,635
Available-for-sale securities	11,162	—	—	11,162

Total	16,797	—	—	16,797

	Fair Value Measurement at June 30, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total at June 30 2012
	Rmb	Rmb	Rmb	Rmb
Trading securities	6,983	—	—	6,983
Available-for-sale securities	23,138	—	—	23,138

Total	30,121	—	—	30,121

(i) Fair value measurements (continued)

Liabilities relating to warrants

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011

	Rmb	Rmb	Rmb	Rmb
Warrant A	—	—	84	84

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2012

	Rmb	Rmb	Rmb	Rmb
Warrant A	—	—	115	115

The fair value of the warrants was derived based on the Binomial Model and Monte Carlo simulation. The assumptions include selecting several comparables from the market devoted to solar energy as reference to determine the volatility rate of the Company. Stock price, volatility, expected term, risk-free rate and fundamental changes event probabilities are the significant inputs into these valuation models.

The keys assumptions have been used were as follows:

	2011	2012
Risk-free rate(1)	0.24%	0.28%
Volatility rate(2)	82.17%	106.97%
Dividend yield(3)	—	—

1.	The risk-free interest rate represents the yields to maturity of U.S. Government Strips with respective terms to maturity as at the valuation date.
2.	Expected volatility is estimated based on the historical volatility of the Company’s stock price and/or the comparable public-traded companies.
3.	The Company has no expectation of paying dividends on its common stock.

The following represents the reconciliation of the beginning and ending balance of liabilities relating to warrants and option rights measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011 and six months ended June 30, 2012:

Warrants
June 30, 2012
Rmb
Beginning balance at January 1, 2012	84
Issuances	—
Total gains and losses (realized/unrealized):
Included in losses	31
Included in other comprehensive income (loss)	—
Settlement/Cancelled upon expiration	—

Ending balance at June 30, 2012	115

(j) Income tax expenses (credits)

Income tax expenses (credits) represent the sum of the income tax payable and deferred tax.

Income tax is based on taxable profit for the year. Taxable profit differs from net loss as reported in the Company’s statements of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for income tax is calculated using tax rates that have been enacted by the reporting date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the asset and liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

For business combinations, deferred taxes are recognized to the extent that the fair value of assets and liabilities acquired exceeds their respective tax bases.

The Company is a tax exempted company incorporated in the British Virgin Islands. The Company’s subsidiaries incorporated in Hong Kong and in the PRC are subject to Hong Kong Profits Tax and Enterprise Income Tax in the PRC, respectively.

The Group’s subsidiaries incorporated in Hong Kong were subject to a tax rate of 16.5% in 2011 and 2012 on the assessable profits arising in or derived from Hong Kong. For those Hong Kong subsidiaries which generate PRC sourced income, PRC income tax was accrued on the assessable profits at a rate of 25% in 2011 and 2012.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or New Income Tax Law, which became effective on January 1, 2008 and replaced the previous separate income tax laws for domestic enterprises and foreign-invested enterprises (including PRC subsidiaries of the Company) by adopting a unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the preferential tax treatments previously granted to certain PRC subsidiaries of the Company would not continue and they would be subject to the statutory tax rate of 25%. Among all the Company’s PRC subsidiaries, Zhangzhou Trendar Solar (not a subsidiary, became an affiliate since May 2012) has obtained a preferential tax concession from the tax bureau that it was fully exempt from the PRC enterprise income tax for two years starting from the year 2008, followed by a 50% tax exemption for the next three years from 2010 to 2012. Accordingly, the enacted tax rate for Zhangzhou Trendar Solar was 12.5% for 2010 to 2012.

Since all the PRC subsidiaries of the Company reported accumulated deficits up to June 30, 2012, no provision for PRC dividend withholding tax had been made. Upon distribution of any future earnings in the form of dividends or otherwise in the future, the Group would be subject to the respective withholding tax under the PRC Enterprise Income Tax Law issued by the State Council.

The Group had no material uncertain tax positions for 2011 and the six months ended June 30, 2012 and there were no interest and penalties related to uncertain tax positions. In addition, the Group had no material unrecognized tax benefit which would affect the effective income tax rate in future periods. The Group does not anticipate any significant increase or decrease in its liability for unrecognized tax benefits within the next twelve months. The tax positions of the Company’s PRC subsidiaries for 2007 to 2011 and the six months ended June 30, 2012 are subject to inspection by the PRC tax authorities. For the Company’s Hong Kong subsidiaries, their respective tax positions are subject to inspection for 2005 to 2011 and the six months ended June 30, 2012 by the Hong Kong tax authorities.

Composition of income tax expenses (credits)

Income tax credits are comprised of the following:

	Period ended June 30, 2011	Period ended June 30, 2012
	Rmb	Rmb
Current income tax expenses (credits)	—	—
Deferred income tax credits	(385)	(358)

Income tax credits	(385)	(358)

(k) Stock purchase warrants issued to consultants

On July 4, 2011, the Company issued a warrant to Grade Rich Ltd., an independent third party, in return for its 24-months consulting services in respect of public relations and government relations. The warrant grants the holder a right to purchase 400,000 shares of the Company’s common stock at an exercise price of US$3.50 per share within two years from July 4, 2011.

On July 4, 2011, the Company issued a warrant to Prosper Victory Ltd., an independent third party for its two-year service with regard to introducing strategic partners to the Company, and facilitating the cooperation or alliance between well-known solar energy companies and the Company. The warrant grants the holder a right to purchase 600,000 shares of the Company’s common stock at an exercise price of US$3.01 per share within two years from July 4, 2011.

The warrants contain provisions which restrict the holders from transferring, selling or pledging the warrants or underlying shares other than pursuant to a registration statement under the Securities Act or pursuant to an available exemption under the Securities Act. The above warrants are classified as equity-based payment according to ASC 505-05.

(l) Translation into United States Dollars

The consolidated financial statements of the Group are stated in Rmb. Translations of amounts from Rmb into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of (Rmb 6.35512 = US$1) on June 30, 2012, representing the exchange rate set forth in the People’s Bank of China in the PRC. The translation is not intended to imply that the Rmb amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2012 or at any other rate.

(m) Remediation efforts on the internal controls

We continue to develop and implement remediation plans to address our material weakness. We have been hiring experienced accounting personnel with knowledge on U.S. GAAP and financial reporting requirements promulgated by the SEC. We would carry on to review our efforts to improve our internal controls and may in the future identify additional deficiencies to our internal controls. Should we discover any additional deficiencies, we intend to take appropriate measures to correct or improve our internal controls.

(n) Subsequent events

Reverse Stock Split

On October 24, 2012, the Company implemented a reverse stock split with the ratio of 1-for-10. As a result, the par value per share of the Company’s common stock was increased to US$0.10, the number of shares of common stock authorized was reduced to 400,000,000, and the number of shares of the Company’s issued and outstanding common stock was reduced from 22,498,549 to approximately 2,249,854. In addition, the reverse stock split also resulted in proportionate adjustment to the per share exercise price of, and the number of shares issuable upon the exercise of all outstanding stock options and warrants to purchase or acquire shares of the Company’s common stock.

Change of the Company’s Name

Effective from October 24, 2012, the Company’s name has changed into “Renewable Energy Trade Board Corporation” in order to better reflect the Company’s current strategic plans and help clarify the identity of the Company’s business. The Company’s trading symbol has been changed to “EBOD” accordingly.

Sale and Purchase Agreement

On November 22, 2012, China Green Holdings Limited (“China Green”), a wholly-owned subsidiary of the Company, together with China Merchants New Energy Group Limited (“CMNE”), Ease Soar Limited (“Ease Soar”), Talesun Solar Hong Kong Limited (“Talesun”), Hyatt Servicing Limited (“Hyatt Servicing”) and Sino Arena Investments Limited (“Sino Arena”) (China Green, CMNE, Ease Soar, Talesun, Hyatt Servicing and Sino Arena, collectively the “Vendors”), entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Profit Icon Investments Limited (“Profit Icon”) and Goldpoly New Energy Holdings Limited (“Goldpoly”), pursuant to which the Vendors will sell their entire interest in China Merchants New Energy Holdings Limited (“CMNEH”), representing approximately 92.17% of the issued share capital of CMNEH to Profit Icon for an aggregate consideration of approximately HK$2,119,910,000 (subject to adjustment) (“Consideration”) on the terms and subject to the conditions set out in the Sale and Purchase Agreement. Upon the completion of the transactions contemplated under the Sale and Purchase Agreement (“Completion”), CMNEH will become a wholly-owned subsidiary of Profit Icon.

Sale and Purchase Agreement (continued)

Pursuant to the Sale and Purchase Agreement, among other things, the Consideration will be payable to the Vendors or their nominees (if applicable) proportionately with reference to their respective interest in CMNEH and will be satisfied by (i) the issue and allotment of 959,462,250 shares of par value HK$0.10 each in the capital of Goldpoly credited as fully paid at HK$1.00 each (“Consideration Shares”) to the Vendors; and (ii) the issue of convertible bonds with a total principal amount of HK$1,160,447,750 convertible into shares of Goldpoly at the initial conversion price of HK$1.00 per conversion share (“Consideration CB”) to the Vendors, of which Consideration CB in the principal amount of HK$847,964,000 will be subject to escrow arrangement to secure the profit guarantee of CMNEH for 2013 through 2015.

China Green, as one of the Vendors holding 8.69% of the issued share capital of CMNEH, expects to receive HK$199,870,000 as consideration of the sale of its entire interest in CMNEH, which will be satisfied by (i) the allotment and issue of 39,974,000 shares of Consideration Shares to China Green or its nominee; and (ii) the issue of Consideration CB in a total principal amount of HK$159,896,000 to China Green or its nominee, of which the Convertible Bonds in the principal amount of HK$79,948,000 will be delivered to an escrow agent pursuant to the escrow arrangement contemplated under the Sale and Purchase Agreement.

The Consideration Shares which China Green anticipates to receive may not be sold, transferred, or otherwise disposed of, or encumbered whether directly or indirectly, for a period of twelve months after the date of Completion. The Consideration CB will mature on the fifth anniversary of the issue date, bearing no interest, convertible at the initial conversion price of HK$1.00 per share during the conversion period. For the Convertible Bonds in an aggregate principal amount of HK$79,948,000 to be held in escrow, the conversion period will commence on the release date and end on the maturity date. For the rest of the Convertible Bonds, the conversion period will commence on the day immediately after the end of the first anniversary of the issue date and end on the maturity date, subject to the terms and conditions under the Consideration CB instrument.

The Completion of the transactions contemplated by the Sale and Purchase Agreement is conditional upon fulfillment (unless waived) of a number of conditions precedent, including but without limitation to, approval of the shareholders of Goldpoly, receipt of permission granted by the regulatory bodies and a deed of indemnity executed by the Vendors in favour of Profit Icon and Goldpoly. As of the date of this report, the transactions were not consummated yet.

Liquidation of European subsidiary

Due to the debt crisis and economic decline in Europe and the unsatisfactory operational results of LSP Solar GmbH, an indirect wholly-owned subsidiary of the Company in Germany (“LSP GmbH”), on November 30, 2012, the Board of the Directors of the Company decided to voluntary liquidate and dissolve LSP GmbH in accordance with the laws of Germany.

Establishment of a subsidiary in Hong Kong

On November 30, 2012, the Board of the Directors of the Company approved the establishment of an indirect wholly-owned subsidiary in Hong Kong in order to establish a trading platform for solar power plants in China.

About EBOD

EBOD is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.

EBOD’s ultimate major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, prices, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENEWABLE ENERGY TRADE BOARD CORPORATION

By:	/s/ Alan Li

Name:	Alan Li

Title:	Chief Executive Officer

Date: December 20, 2012